Bear, Stearns & Co. Inc.
ATLANTA• BOSTON• CHICAGO	Asset-Backed Securities Group
DALLAS• LOS ANGELES • NEW YORK• SAN FRANCISCO	383 Madison Avenue
GENEVA• HONG KONG	New York, N.Y. 10179
LONDON• PARIS• TOKYO	(212) 272-2000

New Issue Term Sheet

Bear Stearns Structured Products Inc. Trust 2007-R3 Notes

$ 24,759,000	Class A-1 Certificates

Structured Asset Mortgage Investments II Inc.
Depositor

Wells Fargo Bank, National Association
Trustee

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

October 22, 2007

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus you request it by calling toll free 1-866-803-9204.

This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement. Please click here http://www.bearstearns.com/prospectus/sami or visit the following website:
“www.bearstearns.com/prospectus/sami” for a copy of the base prospectus applicable to this offering.  The Information in this free writing prospectus is preliminary and is subject to completion or change. The Information in this free writing prospectus supersedes information contained in any prior similar free writing prospectus relating to these securities prior to the time of your commitment to purchase. This free writing prospectus is not an offer to sell or solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This information in this free writing prospectus is preliminary, and will be superseded by the preliminary prospectus. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the Certificates until we have accepted your offer to purchase Certificates. We will not accept any offer by you to purchase Certificates, and you will not have any contractual commitment to purchase any of the Certificates until after you have received the preliminary prospectus. You may withdraw your offer to purchase Certificates at any time prior to our acceptance of your offer.

The securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of non-delivery.

SUMMARY TERMS OF BSSP 2007-R3

The following summary is a very broad overview of the grantor trust certificates and does not contain all of the information that you should consider in making your investment decision.  To understand all of the terms of the grantor trust certificates, you should read carefully the entire prospectus supplement for BSSP 2007-R3, including the underlying offering documents relating to the underlying securities which are incorporated by reference and the entire accompanying prospectus.

Class	Pass-Through Rate(1)	Initial Principal Amount	Initial Rating (S&P)	Designation
A-1	Variable Rate	$ 24,759,000	AAA	Senior
________________
(1)  The grantor trust certificates will bear interest (i) on the first Payment Date, at a rate that would be required to accrue an amount of interest that would accrue on the initial Principal Amount during 30-day accrual period at a pass-through rate of 21.81025% per annum, (ii) on the second Payment Date, at a rate of 15.50% per annum subject to the Available Funds Cap and (iii) on all subsequent Payment Dates, at a variable rate equal to the weighted average of the pass-through rates of the underlying securities.  The Available Funds Cap is (a) the sum of (i) the amount Interest Funds collected on the related Underlying Distribution Date and (ii) the amount on deposit in the Reserve Fund divided by (b) the Principal Amount of the Class A-1 Certificates.

Title of Series	Bear Stearns Structured Products Inc. Trust 2007-R3, Grantor Trust Certificates, Series 2007-R3.
Issuing Entity
Bear Stearns Structured Products Inc. Trust 2007-R3, also referred to as the "issuing entity."  The depositor will establish the issuing entity pursuant to a grantor trust agreement, dated as of October 24, 2007, between the depositor and the grantor trust trustee.

Depositor	Structured Asset Mortgage Investments II Inc., an affiliate of the underwriter.
Grantor Trust Trustee	Wells Fargo Bank, N.A.
Closing Date	On or about October 24, 2007.
Distribution Dates
Distributions on the grantor trust certificates will be made on the underlying distribution date, beginning in October 2007.  The underlying distribution date with respect to every underlying security occurs on the 25th day of each month, or, if such day is not a business day, on the next succeeding business day.

Grantor Trust Certificates	The grantor trust certificates and their pass-through rate and current principal amounts are set forth in the table above.

The grantor trust certificates represent in the aggregate the entire beneficial ownership interest in the issuing entity, which consists primarily of the underlying securities, as described below.  The Class A-1 Certificates will represent beneficial ownership interests in the portion of the issuing entity that consists primarily of the underlying securities and the amounts on deposit in a reserve fund.
Distributions of interest and principal on the grantor trust certificates will be made only from payments received in connection with the related underlying securities and the reserve fund, as further described below.

Underlying Securities	Certain information with respect to the underlying securities is set forth below:

Certificates	Initial Principal Balance*	Principal Balance of Underlying Security as of Date of Issue	Principal Balance in Issuing Entity as of Closing Date	Principal Type	Interest Type	Rating (S&P/ Fitch)**	CUSIP
SAMI 2007-AR7 Class III-A-2	$10,759,000	$10,759,000	$10,759,000	Senior Support	Variable Rate	AAA/ AAA	86364KAH7
SAMI 2007-AR7 Class A-4	$14,000,000	$134,917,000	$134,917,000	Senior Support	Variable Rate	AAA/ AAA	86364KAL8
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*The initial principal balance of each underlying security included in the issuing entity represents a fraction of the security issued by the related underlying trust.
**“Fitch” means Fitch, Inc.

Pass-Through Rate
The grantor trust certificates will bear interest (i) on the first Payment Date, at a rate that would be required to accrue an amount of interest that would accrue on the initial Principal Amount during 30-day accrual period at a pass-through rate of 21.81025% per annum, (ii) on the second Payment Date, at a rate of 15.50% per annum subject to the Available Funds Cap and (iii) on all subsequent Payment Dates, at a variable rate equal to the weighted average of the pass-through rates of the underlying securities.  The Available Funds Cap is (a) the sum of (i) the amount Interest Funds collected on the related Underlying Distribution Date and (ii) the amount on deposit in the Reserve Fund divided by (b) the Principal Amount of the Class A-1 Certificates.

Interest Accrual Period
The “Interest Accrual Period” for the first Payment Date with respect to the Principal Notes of each Series will be the period beginning with and including October 24, 2007 and ending on but not including October 25, 2007 and, with respect to any subsequent Payment Date, will be the period beginning with and including the 25th day of the month immediately preceding such Payment Date and ending on and including the 24th day of the current month.  Each Interest Accrual Period will be calculated on the basis of a 360 day year comprised of twelve 30 day months. Each Interest Accrual Period, other than the initial Interest Accrual Period (which will consist of one day), will be deemed to be 30 days, regardless of its actual length.

Record Date	For the first distribution date, the closing date, and for any distribution date thereafter, the last business day of the month preceding the month in which such distribution date occurs.
Denominations	The grantor trust certificates will be issued in minimum denominations of $100,000 and increments of $1.00 in excess thereof.
Registration of the Grantor Trust Certificates
The issuing entity will issue the grantor trust certificates initially in book-entry form.  Persons acquiring interests in the grantor trust certificates will hold their beneficial interests through The Depository Trust Company in the United States or Clearstream Banking, société anonyme or Euroclear in Europe.

Interest Funds	“Interest Funds”, with respect to a Payment Date, are the amount paid in respect of interest on the Underlying Certificates on the related Underlying Distributions Date.
Reserve Account
On the Closing Date, the Trustee will establish a “Reserve Account” for the benefit of the holders of the Class A-1 Certificates.  The initial deposit to the Reserve Account will be $500,000.  Any amount remaining in the Reserve Account after the payment of interest on the second Payment Date will be distributed to the holders of the Class A-1 Certificates.

Payments on Grantor Trust Certificates	Payments on the grantor trust certificates will be made to the extent of funds available from the related underlying securities in accordance with the following:

Interest Payments.  As a certificateholder, you will generally be entitled to receive from Interest Funds and amounts on deposit in the Reserve Fund on each distribution date interest on the grantor trust certificates you hold, which will accrue during the preceding interest accrual period in an amount equal to:

•  1/12th
multiplied by

•  the pass-through rate for the grantor trust certificates
multiplied by

•  the current principal amount of the grantor trust certificates  immediately prior to that distribution date.

Interest will be calculated on the basis of a 360-day year comprised of twelve 30-day months.
Principal Payments. Principal distributions received on the underlying securities will be paid to the related grantor trust certificates on a pro rata basis.
Realized Losses. Realized Losses allocated to the underlying securities will be paid to the related grantor trust certificates on a pro rata basis.
FinalDistributionDate
The final distribution date for the group I grantor trust certificates is in September 2037, which is the final distribution date for the group I underlying security with the latest possible final distribution date.

Federal Income Tax Considerations
For federal income tax purposes, the issuing entity will be classified as a grantor trust under subpart E, part I of subchapter J of chapter 1 of the Internal Revenue Code of 1986, as amended, and not as a partnership, an association taxable as a corporation or a taxable mortgage pool for federal income tax purposes.

ERISAConsiderations
Fiduciaries of employee benefit plans subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the ERISA fiduciary investment standards before authorizing an investment by a plan in the grantor trust certificates. In addition, fiduciaries of employee benefit plans or other retirement arrangements (such as individual retirement accounts or certain Keogh plans) which are subject to Title I of ERISA, and/or Section 4975 of the Code, as well as any entity, including an insurance company general account, whose underlying assets include plan assets by reason of a plan or account investing in such entity (collectively, "Plan(s)"), should consult with their legal counsel to determine whether an investment in the grantor trust certificates will cause the assets of the issuing entity ("Trust Assets") to be considered plan assets pursuant to the plan asset regulations set forth in 29 C.F.R. § 2510.3-101, thereby subjecting the Plan to the prohibited transaction rules with respect to the Trust Assets and the grantor trust trustee to the fiduciary investment standards of ERISA, or cause the excise tax provisions of Section 4975 of the Code to apply to the Trust Assets, unless some exemption granted by the Department of Labor applies to the acquisition, holding and transfer of the grantor trust certificates.
The purchase or holding of the grantor trust certificates by, on behalf of, or with plan assets of, a Plan may qualify for exemptive relief under Prohibited Transaction Exemption 2007-05.

Ratings
The issuing entity will issue the Class A-1 Certificates only if such grantor trust certificates receive a rating of “AAA” from Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., which is referred to herein as S&P.

LegalInvestment
The grantor trust certificates will constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, so long as a nationally recognized statistical rating organization rates the grantor trust certificates in one of the two highest rating categories.